July 31, 2020

Scott Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Lee:

On June 3, 2020, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Power Tactical Allocation/JAForlines Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on July 17, 2020, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please explain why the Fund continues to use JAForlines in its name.

Response: The Fund continues to use JAForlines in its name because John Forlines continues to serve as portfolio co-manager of the Fund.

Prospectus

Fee Table

2.	Comment: With regard to the first footnote to the fee table, please confirm if the adviser has a fee waiver in place with respect to the Fund. If so, please confirm if the footnote in question is still appropriate to include.

Response: The Registrant has removed the first footnote to the fee table as it was no longer applicable.

3.	Comment: Please revise the numbering of the footnotes as applicable.

Response: The Registrant has revised the numbering of the footnotes as appropriate.

4.	Comment: Please confirm if the Fund intends to sell Class I shares as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund does not intend to sell Class I shares as clean shares.

Principal Investment Strategies

5.	Comment: Please confirm if the Fund has a limit to the percentage of non-investment grade fixed income securities that can be held in its portfolio. If not, the Staff notes that it may have further comments.

Response: The Registrant confirms that the Fund does not have a limit to the percentage of non-investment grade fixed income securities that can be held in the Fund’s portfolio. The Adviser does not consider non-investment grade fixed income securities to be illiquid per se and confirms that the Fund maintains conformity with the requirement of Rule 22e-4 to not investment more than 15% of the Fund’s portfolio in illiquid investments.

6.	Comment: With respect to the new percentage ranges added pertaining to U.S. securities, foreign securities, and emerging market securities, please explain if these percentage allocations apply to both equity securities and fixed income securities collectively or is there a different allocation associated for those security types?

Response: The Registrant confirms that the percentage allocations in question apply to both equity and fixed income securities collectively.

7.	Comment: With respect to the disclosure – “The Fund treats cash equivalents as a tactical asset class and has the ability to fully invest the Fund’s assets in cash or cash equivalents as a potential defense against volatile market downturns” – please revise to remove “potential defense” as the current wording appears to be incongruent with the Fund’s principal investment strategy.

Response: The Registrant has revised the disclosure in question to read:

The Fund treats cash equivalents as a tactical asset class and has the ability to fully invest the Fund’s assets in cash or cash equivalents as a potential ~~defense~~ hedge against volatile market downturns

Principal Investment Risks

8.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

9.	Comment: The Staff notes that “the use of options” appears in the disclosure of Leverage Risk. If the Fund intends to use options as part of its principal investment strategy, please add Options Risk as a standalone risk and add corresponding disclosure to the Fund’s principal investment strategy where appropriate.

Response: The Registrant has revised Leverage Risk in the summary principal investment risk section to remove the reference to “use of options” and to read as follows:

Leverage Risk. The Fund’s use of leverage (borrowing) may amplify the effects of market volatility on the Fund’s share price and make the Fund’s returns more volatile. The use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations. The use of leverage may also cause the Fund to have higher expenses than those of mutual funds that do not use such techniques.

10.	Comment: Depending on the types of foreign securities held in the Fund’s portfolio, please consider adding risks associated with Brexit and the LIBOR transition to the Fund’s principal investment risks.

Response: The Registrant has reviewed the Fund’s foreign securities holdings and does not believe it is necessary to add risks associated with Brexit and the LIBOR transition to the Fund’s principal investment risks.

Performance

11.	Comment: Please confirm why there is no performance disclosure presented for the Fund. If there is performance data, please provide.

Response: The Registrant has revised the prospectus to include the following performance disclosure:

Performance: The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of Class I shares of the Fund for each full calendar year since the Fund’s inception. Returns for Class A and Class C shares, which are not presented, will vary from the returns for Class I shares. The performance table compares the performance of the Fund over time to the performance of a broad-based securities market index and a supplemental index. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Updated performance information will be available at no cost by visiting www.powermutualfunds.com or by calling 1-877-7-PWRINC.

Class I Annual Total Return for Calendar Years Ended December 31

Best Quarter:	3/31/19	7.74%
Worst Quarter:	9/30/19	(0.44)

The year-to-date return as of the most recent calendar quarter, which ended June 30, 2020, was (11.16)%.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2019)

Class I shares	One Year	Since Inception (4/6/2018)
Return before taxes	16.07%	3.23%
Return after taxes on distributions*	15.40%	2.54%
Return after taxes on distributions and sale of Fund shares*	9.68%	2.26%
Class A Return before taxes	9.91%	(0.07)%
Class C Return before taxes	14.97%	2.19%
MSCI AC World Index** (reflects no deduction for fees, expenses, or taxes)	26.60%	9.21%

* After-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After tax returns for Class A and Class C shares, which are not shown, will vary from those of Class I shares.

** The MSCI AC World Index is designed to represent performance of the full opportunity set of large- and mid-cap stocks across 23 developed and 24 emerging markets. Index returns assume reinvestment of dividends. Index returns assume reinvestment of dividends. Investors may not invest in an Index directly. Unlike the Fund’s returns, Index returns do not reflect any fees or expenses.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

12.	Comment: Please revise the following sentence in plain English – “The adviser utilizes a macro top down approach focusing on fundamental credit driven research and data.”

Response: The Registrant respectfully declines to revise the disclosure in question. The Registrant notes that the plain English requirement of Rule 421 only applies to Items 2 through 8 of Form N-1A.

Principal Investment Risks

13.	Comment: The Staff notes that “…the value of the local currency relative to the U.S. dollar” appears in the disclosure of Foreign Securities Risk. Please consider adding Foreign Currency Risk as a separate risk disclosure.

Response: The Registrant has added the following standalone risk to the Fund’s Item 4 and Item 9 risk disclosures:

Foreign Currency Risk. If the Fund invests in securities that trade in, and receive revenues in, foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the Fund’s returns.

14.	Comment: Please confirm that expenses, such as those on dividends or stocks sold short, are included in the line item “other expenses” in the Fund’s fee table.

Response: The Registrant confirms that such expenses are included in the “other expenses” line item.

15.	Comment: With respect to Mutual Fund and ETF Risk, please add this risk to the Fund’s summary section principal investment risks and add corresponding disclosure to the Fund’s principal investment strategy sections where appropriate.

Response: The Registrant has added Mutual Fund and ETF Risk to the Fund’s summary section principal investment risks. The Registrant has also reviewed the Fund’s principal investment strategies and believes this risk adequately corresponds to the current disclosure.

Management

Investment Adviser

16.	Comment: Please update all dated information within this section as appropriate, including the reference date of the Board’s renewal of the Investment Advisory Agreement for the Fund.

Response: The Registrant has revised all date information within this section as appropriate.

17.	Comment: With respect to the disclosure concerning the adviser’s expense limitation agreement with the Fund, please confirm that this information is reconciled with the fee table and adjust as applicable.

Response: The Registrant has reviewed the disclosure concerning the adviser’s expense limitation agreement and confirms that all information is reconciled with the Fund’s fee table.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser